Filed by Abra Financial Holdings, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: New Providence Acquisition Corp. III

Commission File No.: 001-42610

Date: March 18, 2026

On March 18, 2026, Abra Financial Holdings, Inc., party to the previously disclosed Business Combination Agreement, dated as of March 16, 2026, by and among Abra Financial Holdings, Inc. and New Providence Acquisition Corp. III, among other parties, announced that its Chief Executive Officer participated in an interview on Schwab TV. A transcript of the interview is set forth below.

Host: Nicole Petallides

Guest: Bill Barhydt, CEO Abra

Show: Opening Bell

Network: Schwab TV

Wednesday, March 18, 2026 (aired 9:40am ET)

Nicole Petallides: Welcome back to Opening Bell. We have the very latest on the floor of the New York Stock Exchange. I'm having a great conversation with Bill Barhydt, CEO and founder of Abra. This is a crypto company. We think of it now. You're calling it a Bitcoin bank model, Abra. Tell us more about the company.

Bill Barhydt: Sure, so our goal at Abra is very simple. We want to be the trusted wealth management platform for the crypto digital asset space. So we want to have a safe, easy place that high net worth investors, family offices, and now existing wealth managers can use for their clients to get them access to the crypto markets for yield, lending, staking, all the things that people need to do to use digital assets.

Nicole Petallides: And so when you're thinking about this, I mean, you know that Bitcoin and digital assets have become more and more popular with governments, with institutions, with individuals. It's not going away, right?

Bill Barhydt: Obviously, it’s not going away.

Nicole Petallides: I mean, this is obviously going to be a growth story in your opinion, and that is why you've done this tie up with New Providence III, which now it's going to go from that, and once you get all the regulation through, you'll be ABRX. Tell us about that backstory. Why was this the way to go?

Bill Barhydt: Sure, so, we had, several offers to figure out how to take the company public. We ended up tying up with Cantor Fitzgerald as our banker. They've been a fantastic partner for us. We've figured out the right model for us after a lot of, you know, back and forth conversation, due diligence on their parts, and ended up meeting with the New Providence team. We really gelled, and felt it was the right combination for us, and they felt the same. And several months later, a lot of blood sweat and tears, here we are. We'll be filing an S4 soon with the SEC, seeking approval, but we announced that the business combination agreement between the companies has been signed. The next step would be to file an S4 and seek SEC approval, which usually takes several weeks. And then after that, we would be listed.

Nicole Petallides: What's the best case scenario? I mean, could you be listed right now, you know, we're in March. I mean, could you be listed before summertime?

Bill Barhydt: I would assume normal case scenario would be sometime this summer.

Nicole Petallides: Yeah, that sounds right to you. I mean, are you feeling a little, you know, pleased that you're seeing Bitcoin having that, you know, people want it back now. It's at $72,000, you know, it was having a hard time even holding $60,000 for a little while, and it was at $127,000. You're a believer in the long term, but you don't want to see it down.

Bill Barhydt: Well, you know, look, if you want to buy a Ferrari, and it costs $250,000 and you're in love with the car, you'll love it more at $100,000. So, that's how I feel about Bitcoin, right? I mean, I'm in love with it at $125, but if I can buy it at $60, I'll take it, right? And so, look, for us, I mean, I kind of wish we were listed right now because we're going to put some of that capital into crypto on our balance sheet and I would love to buy it at, you know, whatever it is right now, $72,000 or whatever it's trading at, right? I can't say what it's going to be at once we're listed, I wouldn't be surprised if it was higher, no guarantees, but, you know, obviously, I prefer to buy it at a low price.

Nicole Petallides: Do you think the path of least resistance is to the upside for Bitcoin?

Bill Barhydt: You know, I think over time, it's simply a function of market liquidity, and the question is, is the government going to stop printing money? And when we're at war, when oil prices are rising, unemployment is rising, you know, trillions of dollars in debt service payments, the government is not going to stop printing money, and Bitcoin is the ultimate liquidity suck for that money printing.

Nicole Petallides: There've been a lot of conversations over the last week or so that folks in the Middle East have been changing money over to Bitcoin to have that digital asset, to have that as a safe haven, right? Have you had confirmation on that at all?

Bill Barhydt: Oh, this has been happening for years.

Nicole Petallides: But now with the Iran war in particular, are you seeing that happening more?

Bill Barhydt: I've heard anecdotes that there's people in Iran that are changing in the streets trying to get out of, you know, their government issued currency as quickly as possible. I mean, it's going to zero very, very quickly, right? It's like, you know, Venezuela all over again, which makes sense, right? I mean, they're completely isolated, right?

Nicole Petallides: So you believe it's very likely.

Bill Barhydt: Very likely. We've seen this in Africa, we've seen it in other parts of the Middle East, we've seen it, you know, in Nigeria, for example, where people are literally using Bitcoin and stablecoins - dollar backed stablecoins, which is another interesting topic - but as safe havens to avoid the banking system and confiscation of their assets.

Nicole Petallides: So this Bitcoin bank model, you know, we think of the ETFs that, actually don't own Bitcoin, they are futured, right? ETFs on Bitcoins. Some of them don't actually own Bitcoin.

Bill Barhydt: Some of them.

Nicole Petallides: How does this bank model work? You know, are you owning actual Bitcoin, or how are you playing this?

Bill Barhydt: So the way our model works is extremely simple. Every single client gets their own vault. So if we have a million clients, we're literally managing a million vaults as a fiduciary, which means my clients come first on behalf of our clients, where the Bitcoin, Ethereum, Solana, whatever they're holding, is in custody in their own dedicated vault. That vault is, in legal terms, a separately managed account, which also means the client retains title to the assets, which in English means if we go away, it's still their assets. right? And that's a very important distinction after everything that’s happened the last five years in our space, when many companies went under and people had to fight to get their assets back.

Nicole Petallides: Right.

Bill Barhydt: This is a much better way to look at the world, because it's an asset protection scheme at the same time, right, that you're basically investing in the future.

Nicole Petallides: Okay, and I mean, that sounds perfect, right?

Bill Barhydt: It's a very hard model to implement.

Nicole Petallides: Yeah, I mean, it sounds like customer-first, and people worry about their wallets or losing them, or hacking or things like that, and you're taking all those worries away. So how does your company make money? I know you're going to be raising capital and with that, you're going to use working capital growth strategies, increased sales, marketing, and spending. How will your company make some money?

Bill Barhydt: Yeah, so we're first and foremost a traditional wealth advisor in that regard, so we make an asset management fee, which is very reasonable. And we also provide, an access to third party trading services within our platform to buy and sell the digital assets you might be holding. So we might make trading fees on those transactions as well, and it's basically as simple as that.

Nicole Petallides: So, you and I had a conversation right before we came on the air, and you’ve really had your footprint here on Wall Street for many years.

Bill Barhydt: Yep.

Nicole Petallides: How are you feeling about the current environment? I'd love to pick your brain. I enjoyed our conversation and I just wanted to see how you're feeling, because the S&P is about 5% off the highs, you see your Bitcoin moving higher, call it your Bitcoin, because that's part of your life at this point. Tell me more about how you're feeling and bringing the company public in this environment.

Bill Barhydt: Sure. That's an interesting question. Look, entry volatility for S&P 500 is probably 25% on average, meaning 10 to 15% of the downside, up to 10 to 15% to the upside. And so we're in that range right now. A lot of people feel World War III is breaking out when you think about Iran and you think about, you know, Ukraine and, you know, Chinese ships circling Taiwan and all these things. I don't know. I don't think so, at least not yet. I hope it stays that way. But I feel like right now, at least so far, we're going to get back to some sense of normalcy in the coming weeks, right? There's too much at stake for, like, Iran to continue as is, so it just feels like this year- I think in six months, we won't be talking about Iran and the Strait of Hormuz anymore, would be my guess. And I think that markets will most likely have some upside given the liquidity that has to be injected right now. So, personally, I do think there's a global reset going on from a financial perspective, right? A lot of people are worried about US hegemony right now and what that means in other countries, and we'll see how that plays out. That's one of the reasons why Bitcoin is up while everything else is down in the last three weeks. That's an interesting story as well, in my opinion. But I do think we'll have some sense of normalcy in the coming weeks.

Nicole Petallides: Bill, thank you for being with us today. Bill Barhydt, CEO and founder of Abra. You can look for it when it becomes publicly traded, ABRX will be the ticker symbol and we'll have you back and we'll refocus at that time, looking forward to that conversation. Thank you so much.

Bill Barhydt: My pleasure.

Nicole Petallides: Congratulations to you and the team, Bill.

IMPORTANT LEGAL INFORMATION

New Providence Acquisition Corp. III (“SPAC”) and Abra Financial Holdings, Inc. (“Abra”) intend to file a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”) with the SEC, which will include a definitive proxy statement to SPAC shareholders in connection with SPAC’s solicitations of proxies from its shareholders with respect to the transactions related to the proposed business combination (the “Transactions”) among SPAC, Abra and Aether Merger Sub I, Corp. pursuant to the Business Combination Agreement, dated March 16, 2026, between the parties (the “Business Combination Agreement”), and other matters to be described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued in connection with the Transactions. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of SPAC as of a record date to be established for voting on the Transactions and will contain important information about the Transactions and related matters. Shareholders of SPAC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about SPAC, Abra and the Transactions. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Transactions, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: New Providence Acquisition Corp. III, 401 S County Road #2588, Palm Beach, FL 33480, Attn: Leo Valentine, Chief Financial Officer. The information contained on, or that may be accessed through, the websites referenced in this communication in each case is not incorporated by reference into, and is not a part of, this communication.

Participants in Solicitation

SPAC, Abra and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of SPAC’s shareholders in connection with the Transactions. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of SPAC’s directors and officers in SPAC’s SEC filings. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SPAC’s shareholders in connection with the Transactions will be set forth in the proxy statement/prospectus for the Transactions when available. Information concerning the interests of SPAC’s and Abra’s participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the proxy statement/prospectus relating to the Transactions when it becomes available.

This communication is not a substitute for the Registration Statement or for any other document that SPAC and Abra may file with the SEC in connection with the Transactions. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Transactions (which include, but are not limited to, Abra management forecasts). SPAC’s and/or Abra’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. For example, statements concerning expectations related to and potential benefits of the proposed business combination and related transactions, Abra’s business plans, projections of Abra’s future financial performance, and other estimates and forecasts concerning key performance metrics, milestones, and market opportunity are forward-looking statements. No representations or warranties, express or implied are given in, or in respect of, this communication. These forward-looking statements generally are identified by the words “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of Abra and SPAC and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the Transactions not being completed in a timely manner or not being completed by SPAC’s business combination deadline; (3) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Transactions and definitive agreements with respect thereto; (4) the inability to complete the Transactions, including due to failure to obtain approval of the shareholders of Abra and SPAC or other conditions to Closing; (5) the inability to obtain or maintain the listing of the public company’s shares on Nasdaq or another national securities exchange following the Transactions; (6) the ability of SPAC to remain current with its SEC filings; (7) the risk that the Transactions disrupts SPAC’s and/or Abra’s current plans and operations as a result of the announcement and consummation of the Transactions; (8) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of SPAC and Abra after the Closing to grow, manage growth and retain its key employees; (9) costs related to the Transactions and as a result of becoming a public company that may be higher than currently anticipated; (10) regulatory uncertainty regarding digital assets and digital asset-based products and services in various jurisdictions; (11) changes in business, market, financial, political and regulatory conditions; (12) Abra’s anticipated operations and business, including risks related to the highly volatile nature of the prices of digital assets, market liquidity and the demand for digitals assets generally; (13) the go-forward public company’s trading prices and other performance indicators will be highly correlated to the value of other digital assets and the price of digital assets may decrease between the signing of the definitive documents for the Transactions and the closing of the Transactions or at any time after the closing of the Transactions; (14) increased competition in the industries in which the go-forward public company will operate; (15) treatment of crypto assets for U.S. and foreign securities laws and tax purposes; (16) the inability of Abra to implement business plans, forecasts, and other expectations after consummation of the Transactions; (17) the risk that additional financing in connection with the Transactions, or additional capital needed following the Transactions to support Abra’s business or operations, may not be raised on favorable terms or at all; (18) the evolution of the markets in which Abra competes; (19) the ability of Abra to implement its strategic initiatives and continue to innovate its existing products and services; (20) the level of redemptions of SPAC’s public shareholders; (21) being considered to be a “shell company” by the securities exchange on which SPAC’s common stock will be listed or by the Securities and Exchange Commission (the “SEC”), which may impact the ability to list SPAC’s common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (22) trading price and volume of SPAC’s common stock may be volatile following the Transactions and an active trading market may not develop; (23) SPAC shareholders may experience dilution in the future due to the exercise of a significant number of existing warrants and any future issuances of equity securities in SPAC; (24) investors may experience immediate and material dilution upon Closing as a result of the Founder Shares held by the Sponsor, since the value of the Founder Shares is likely to be substantially higher than the nominal price paid for them, even if the trading price of SPAC common stock at such time is substantially less than the price per share paid by investors; (25) conflicts of interest that may arise from investment and transaction opportunities involving the Company, its affiliates and other investors and clients; (26) digital assets’ trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes; (27) the custody of Abra’s digital assets, including the loss or destruction of private keys required to access its digital assets and cyberattacks or other data loss relating to its digital assets, which could cause Abra to lose some or all of its digital assets; (28) aspects of Abra’s business involve novel products, cryptocurrencies and tokens, which may not be attractive in the marketplace, once available, or may take longer to develop, implement and become widely adopted, or may face regulatory or other challenges (foreseen or unforeseen) that are greater or more challenging to resolve than Abra management currently anticipates; (29) a security breach or cyber-attack and unauthorized parties obtain access to digital assets held by Abra, Abra may lose some or all of its digital assets temporarily or permanently and its financial condition and results of operations could be materially adversely affected; (30) the emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the value or price of digital assets utilized in Abra’s business and adversely affect Abra’s business; (31) risks related to staking, yield and lending products; (32) risks related to stablecoins such as depegging; (33) potential regulatory classification of digital assets applicable to Abra’s business as securities could lead to Abra’s classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of digital assets and the market price of the go-forward public company’s listed securities or impact the parties’ ability to consummate the Transactions and the go-forward public company’s ability to continue or scale Abra’s operations following the Closing; and (34) other risks and uncertainties included in (x) the “Risk Factors” sections of SPAC’s final prospectus in connection with its initial public offering, filed with the SEC on April 24, 2025 (the “IPO Prospectus”) and (y) other documents filed or to be filed with or furnished or to be furnished to the SEC by SPAC and/or Abra, including in connection with the Transactions.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus and the Registration Statement referenced above, when available, and other documents filed by SPAC and Abra from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither SPAC nor Abra presently knows, or that SPAC and/or Abra currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this communication. Past performance by SPAC’s or Abra’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of SPAC’s or Abra’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that SPAC or Abra will, or may, generate going forward. Neither SPAC nor Abra undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this communication, except as required by applicable law.